Mail Stop 4561

October 29, 2009

Frank Erhartic, Jr.
Chief Executive Officer and President
Sitestar Corporation
7109 Timberlake Rd., Suite 201
Lynchburg, VA 24502

> **Re: Sitestar Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 000-27763**

Dear Mr. Erhartic:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief